Exhibit 5.

April 21, 1995

Board of Directors
Minnesota Mining and
  Manufacturing Company
3M Center
St. Paul, Minnesota 55144


As Assistant General Counsel and Assistant Secretary of Minnesota Mining and Manufacturing Company ("3M"), I have examined the Restated Certificate of Incorporation and the Bylaws of 3M, as amended to date, the pertinent corporate records, including the minutes of the Annual Meeting of Stockholders and Board of Directors of 3M, and have conducted such other investigation as I have deemed necessary, and I have advised 3M in connection with the registration under the Securities Act of 1933, as amended, of 12,000,000 shares of 3M common stock without par value. The said shares are to be offered and sold in connection with 3M's 1992 Management Stock Ownership Program (the "Program").

I am of the opinion that:

   1. 3M has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.

   2. All of 3M's presently outstanding common stock is validly issued, fully paid, and nonassessable.

  3. The Board of Directors has duly authorized the issuance of the 12,000,000 shares.

  4. Any authorized but unissued shares which may be optioned and sold pursuant to the Program, when issued, will be duly authorized, validly issued, fully paid, and nonassessable.

I hereby consent to the use of this opinion for filing with the aforementioned registration statement.

Yours truly,

/s/ Roger P. Smith

Roger P. Smith
Assistant General Counsel
  and Assistant Secretary